T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

04046493

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

SUPPL

RECEIVED
NOV 29 2004
SEC MAIL PROCESSING SECTION
WASH, D.C. 202

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	November 22, 2004
Subject	T-Online International AG

To whom it may concern:

Please find enclosed

- the press release of November 11, 2004, regarding the Climate Partner;
- the press release of November 16, 2004, regarding the "The Future of the Broadband Internet"

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

DEC 08 2004
THOMSON
FINANCIAL

Enclosure

dlw 12/7

T-Online International AG

Address	Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box	Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts	Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts	Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board	Kai-Uwe Ricke (Chairman)
Managing Directors	Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at	Amtsgericht Darmstadt, HRB 7641
VAT ID number	DE 191 156 693

"Deutschland Online 2 – The Future of the Broadband Internet" study officially presented in Berlin

Berlin/Darmstadt, 16 November 2004 – How many broadband households will Germany have in the future? How strongly does the steadily increasing range of digital music, film and game downloads impact the industries concerned? And what is the significance of the broadband Internet for business-base Germany? These and other questions are answered by the study "Deutschland Online 2 – Die Zukunft des Breitband-Internets" being presented in Berlin today.

At the offices of Bertelsmann AG in the German capital, Unter den Linden 1, the "Board of Partners" discuss the core findings of the study. Participating in the panel are:

- Rainer Beaujean, CEO T-Online International AG
- Rolf Schmidt-Holtz, Chairman Sony BMG and Chief Creative Officer Bertelsmann AG
- Prof. Dr. Bernd Wirtz, Witten-Herdecke University

Moderator of the panel is Christoph Keese, editor in chief of Welt am Sonntag.

The study shows that the advantages of the broadband Internet with its high-speed transmission rates are now generally recognized. Accordingly, both experts and laymen predict that broadband will play a key role in technological and economic developments of the coming years. To exploit the full potential of the medium, however, efforts by both business and society are necessary.

Central findings of the study:

Broadband market development
The number of broadband connections in Germany will exceed the number of conventional Internet accesses between 2007 and 2010. Broadband is thus destined to very rapidly become the dominant Internet access technology – for the year 2010, experts in Germany foresee 17 million broadband connections. This represents nearly five-fold growth of market volume in the coming six years, from currently 2.04 billion euro, to 9.89 billion euro.

At the same time, broadband users will spend an increasing amount of time online. Experts polled expect average daily usage of nearly two hours by the year 2010. Simultaneously, users will increasingly take advantage of entertainment products, while demand for information services will decline percentage-wise. Meaning: broadband Internet will become more of an entertainment medium. Moreover, user willingness to pay for content will further increase: By 2010, the experts predict that some 38% of all content used will be "for pay".

Online content distribution

The music industry is the first classic media branch that has undergone extensive change due to the possibilities of broadband Internet. More than half of the experts surveyed for "Deutschland Online 2" expect that the traditional music wholesale and retail trade will continue to lose importance owing to music distribution via broadband Internet. The currently most important target audience for online music is the 14-29 age group.

Consumers interviewed have clear-cut expectations of Internet music platforms: They want fast download (87%), broad selection (82%) and low prices (80%).

In competition among providers – as is generally the case in Internet commerce – consumer trust is the provider's most valuable asset: Customers are guided primarily by the image of the provider. One of the greatest challenges for companies will be to optimize their Internet presences in this regard – particularly via improved dependability and stability of the services.

Macroeconomic importance of broadband

In international competition, Germany is gaining ground with the help of broadband technology: The experts polled expect that productivity in German companies can be increased 7.6% by the year 2007 via systematic utilization of the broadband Internet alone. By the year 2010, a productivity hike of 13.5% is forecast.

Of special significance for business-base Germany here are the educational institutions. Respondents urge that German universities and research institutes tap the potential of broadband Internet to improve their international competitiveness. E-learning applications here make it possible to impart more timely learning content, thus improving both student motivation and learning success.

About "Deutschland Online 2":

The study "Deutschland Online 2 – Die Zukunft des Breitband-Internets" analyzes the status quo and future development of the broadband Internet. Experts and consumers provide detailed information on the changes made possible by the broadband Internet. The combination of expert and consumer opinions leads to especially valid findings.

The focus of "Deutschland Online 2" is on analysis of corporate and product strategies, as well as user preferences in the four broadband market sectors Access, Content, Services and e-Commerce.

"Deutschland Online 2" was conceived by Prof. Dr. Bernd W. Wirtz, Rolf Schmidt-Holtz and Rainer Beaujean; implementation was by Prof. Dr. Wirtz. In the scope of the study, 134 experts from German business enterprises and

public institutions were polled. Participating in the consumer survey were 3,036 respondents. This makes "Deutschland Online 2" the most comprehensive combined expert and consumer study yet performed in Germany on the subject of the broadband Internet.

Detailed study findings are compiled in the report "Deutschland Online 2 – Die Zukunft des Breitband-Internets". The report may be ordered at the Internet site www.studie-deutschland-online.de.

This press release, and further information on T-Online, can be found on the Internet at www.t-online.net.

T-Online International AG
Corporate Communications

Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

T-Online honored as "Climate Partner"

T-Online/Darmstadt, 11 November 2004 – T-Online has become the first Internet service provider in Germany to be awarded the "Climate Partner" seal. With this award, the Munich climate protection initiative Climate Partner honors the company for both its pioneering services in digital distribution of content, and editorial reporting on topics concerning the climate.

"T-Online recognized the possibilities of digital e-commerce via the Internet early on," says Moritz Lehmkuhl, CEO of Sustainable Partner GmbH, which backs the Climate Partner project. "Commerce via the Internet particularly offers opportunities for easy-on-the-environment distribution models. The rapidly expanding market for digital games, music and films offers great potential for relieving the climate."

The award is based on the idea that a cinema film viewed on-demand via the T-Online portal does not have to be burned on a DVD and distributed via outlet stores. In all links of this trade chain, climate-endangering carbon dioxide is released. In digital distribution, this source of environmental pollution is eliminated. "Accordingly, with award of the 'Climate Partner' seal we honor the pioneering achievements of T-Online in the digital content distribution sector," Lehmkuhl added.

In its own content too, T-Online tackles the topic. "Our weather portal provides running reports at three-hour intervals on what climate conditions can be expected," says Gerd Weimer, head of the T-Online onNachrichten news portal. "Additionally, we offer special traffic reports, a precipitation radar and weather maps for users who desire more detailed meteorological forecasts."

Press Releases and further informations are available at www.t-online.net.

About Sustainable Partner:
Sustainable Partner GmbH with its Initiative and Label ‚Climate Partner' offers consumers as well as corporate clients the unique opportunity to actively support climate protection. Consumers can buy products and gifts which have been certified by Sustainable Partner as being neutral regarding climate change. Moreover, Sustainable Partner supports companies to develop and market climate friendly events, products and services. Founders and partners of Sustainable Partner GmbH are 3C climate change consulting GmbH in Frankfurt a.M. and Moritz Lehmkuhl.

Contact:
ECO|QUEST Kommunikation
Sebastian Reimann
Phone: 040-419 15 88-2
Fax: 040-419 15 88-9
s.reimann@ecoquest.de

T-Online International AG
Corporate Communications
Waldstraße 3, 64331 Weiterstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net
Ansprechpartner für diese Mitteilung/**Contact**: Michael Schlechtriem
Press releases are available online at **www.t-online.net**